1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 4, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 17

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 17 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Interest Rate Hedged Corporate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation October 11, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please consider streamlining the Acquired Fund Fees and Expenses language in the Fees and Expenses section.

Response: The Trust has revised the Acquired Fund Fees and Expenses language in the Fees and Expenses section of the Fund to omit the disclosure stating that Acquired Fund Fees and Expenses will not be included in the calculation of the ratio of expenses to average net assets shown in the Financial Highlights section of the Prospectus.

Comment 2: In the Principal Investment Strategies section, please clarify whether the Fund will invest in foreign securities and whether those securities will be U.S. dollar-denominated.

Response: The Trust has revised the Principal Investment Strategies section to clarify that the Fund invests in U.S. dollar-denominated investment-grade bonds, in U.S. Treasury securities (or cash equivalents) and in one or more underlying funds that principally invest in investment-grade bonds. As of its inception date, the Fund intends to initially invest a substantial portion of its assets in one underlying fund, iShares iBoxx $ Investment Grade Corporate Bond ETF, which invests in U.S. dollar-denominated corporate bonds issued by companies domiciled in countries classified as developed markets by the Underlying Fund’s index provider.

Comment 3: In the Principal Investment Strategies section, please consider adding further disclosure regarding the underlying funds.

Response: The Trust has revised the Principal Investment Strategies section of the Fund to include additional disclosure about the investment strategies of the Underlying Fund.

Comment 4: Please consider adding the principal risks for the underlying funds to the Principal Risks section for the Fund, to the extent such risks are applicable.

Response: The Trust respectfully submits that the Principal Risks section for the Fund includes the principal risks of the Underlying Fund that are also applicable to the Fund.

Comment 5: Please consider discussing the maturity of the underlying bonds in the Principal Investment Strategies section.

Response: The Trust has revised the Principal Investment Strategies section of the Fund to disclose the maturity of the bonds in which the Underlying Fund invests.

Comment 6: The Fund currently has a fundamental policy, set out in the SAI, which states that the Fund will not concentrate its investments in a particular industry. Please consider whether this is consistent with the fund’s investment strategy.

Response: The Trust has revised the disclosure in the prospectus to include an Industry Concentration Policy within the Principal Investment Strategies section that states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that an underlying fund is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.” Additionally, the Trust has revised the disclosure in the Investment Restrictions section of the Fund’s SAI to state that the Fund may not: “Concentrate its investments (i.e., invest 25% or more of its total assets in the securities of a particular industry or group of industries), except that the Fund may concentrate to approximately the same extent that an underlying fund concentrates in the securities of such particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.”

Comment 7: Please consider discussing the principal risks for each underlying fund in the Principal Investment Strategies section, to the extent applicable.

Response: The Trust has revised the Principal Investment Strategies section of the Fund to include additional disclosure about the investment strategies of the Underlying Fund. Additionally, the Trust respectfully submits that the Principal Risks section for the Fund includes disclosure discussing the principal risks of the Underlying Fund that are also applicable to the Fund.

Comment 8: Please confirm that the derivatives disclosure in the prospectus is consistent with the guidance provided in the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Trust confirms that the derivatives disclosure in the prospectus for the Fund is consistent with the guidance provided in the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute. In addition, the Trust has revised the Derivatives Risk disclosure in the Fund’s prospectus to include the following: “The Fund will use derivatives for hedging purposes and will enter into short positions on U.S. Treasury futures in an effort to mitigate the potential impact of interest rates on the performance of the investment-grade corporate bonds to which the Fund is exposed.”

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman
Joel Whipple
Michael Gung